Contact

www.linkedin.com/in/
jameslecompte (LinkedIn)
toakchocolate.com (Company)

Top Skills

Microfinance

Climate Change

International Development

Languages

English (Native or Bilingual)

Spanish (Professional Working)

James Le Compte

Partner at To'ak Chocolate and Orijin

Greater Newcastle Area

Summary

To’ak’s mission is to transform the way that the world experiences dark chocolate, elevating its making and tasting onto the level of vintage wine and aged whisky.

To’ak was born from a rainforest conservation project that co-founder Jerry Toth started in Ecuador in 2007. Through his nonprofit foundation Third Millennium Alliance (TMA), he helped create the Jama-Coaque Ecological Reserve, which currently protects over 560 hectares (1,400 acres) of tropical forest along the coastal mountain range. It was here that he began cultivating cacao trees and making chocolate by hand in a thatched bamboo house secluded in the middle of the forest.

To’ak works hand-in-hand with a small group of cacao growers in Piedra de Plata and pays them the highest price per pound in all of Ecuador. All wood used in To'ak's packaging is directly replenished through the planting of native hardwood trees by the entire To’ak team in partnership with the Ecuador-based rainforest conservation foundation Third Millennium Alliance (TMA).

To’ak also donates 1% of its sales to TMA as part of the global philanthropy movement 1% for the Planet. To’ak is working with local farmers, conservationists, and multiple universities to protect the world's oldest and rarest variety of cacao and nurse it back from the brink of extinction.

To'ak has been featured in Robb Report, Forbes, Fortune, Cigar Aficionado, Wine Spectator, LA Times and many other publications.

We want to help people Experience Chocolate in a new way. Learn more at https://toakchocolate.com or send me a message to chat about how we can work together.

Experience

To'ak Chocolate

7 years 2 months

Director, Sales & Marketing

July 2024 - Present (2 months)

Australia

Partner & CEO

July 2017 - June 2024 (7 years)

Ecuador

To'ak makes single-origin Ecuadorian dark chocolate like a French winemaker produces vintage wine. We use the oldest and rarest variety of cacao on earth and we only release extremely limited editions—often as few as 100 bars. We are pioneers in the art of aging our chocolate the way whisky producers age their whisky, using a variety of different barrels sourced from around the world. Our packaging is a work of art—every single bar is presented in a hand-crafted Spanish Elm wood box with the individual bar number engraved on the back. Each bar comes with tasting utensils we designed for exploring the aromatic nuances of heirloom Ecuadorian cacao.

Everything we do is aimed at elevating dark chocolate to a sublime experience —something meant to be enjoyed as part of a special occasion, often paired with wine and spirits. We are the pioneer of luxury dark chocolate and we're also working hard, on-the-ground, to conserve history's most cherished variety of cacao (Nacional) before it becomes extinct.

Orijin

Business Partner

June 2019 - Present (5 years 3 months)

Ecuador

Orijin supports farmers to tell their story to consumers and increase their incomes with full digital traceability. Technology made at origin by the cacao and coffee industries, suitable all sustainable supply chains and transparent brands.

Xoca World

Director

July 2017 - Present (7 years 2 months)

Ecuador

Xoca is a new beverage company and brand bringing to market a line of unique, all-natural functional beverages made from the discarded and under appreciated parts of the Cacao Fruit.

Good Return

7 years 11 months

Program Director

September 2016 - July 2017 (11 months)

Phnom Penh and Shanghai

Lead and manage Good Return Programs to meet strategic goals with optimal use of staff and financial resources.

Regional Program Manager

July 2014 - August 2016 (2 years 2 months)

Phnom Penh, Cambodia

Responsible for management and strategy of Good Return's regional programs in Cambodia, Nepal, Philippines, Indonesia, Fiji and Tonga. Spanning programs in Responsible Inclusive Finance; Training and Capability Development; and CAFE (Consumer Awareness and Financial Education) Initiative.

Provide oversight to Good Return technical leads and program staff.

Program Director (Acting)

April 2014 - July 2014 (4 months)

Sydney, Australia

Acting Program Director for 3 months. Responsible for Good Return's training and capability development programs, including: board reporting; business planning; budget development; staff management; and key stakeholder management.

Microfinance Program Manager

June 2011 - March 2014 (2 years 10 months)

Sydney

Responsible for management and strategy of the Microfinance Capacity Building Program and Good Return Social Enterprise activities with partners, including: Conducting due diligence of MFI partners; the identification, development and oversight of all MFI Capacity Building projects and activities; monitoring MFI performance; develop and manage program budget.

Microfinance Partnerships Manager

September 2009 - June 2011 (1 year 10 months)

Manage relationships with Micorfinance Partners. This includes: New Partner Identification, Partnership Management, Risk Management, Banking/Finance Technical Support, IT Technical Support.

Asian Development Bank

Access to Finance and Institutional Development Consultant

April 2013 - December 2014 (1 year 9 months)

Part-time consultant, supporting Access to Finance program activities for the Pacific Private Sector Development Initiative (PSDI). This includes initiatives in branchless banking, rural finance, microfinance and secured transactions reform.

I led an on-site Financial Sector Assessment of Solomon Islands and designed and project managed the Pacific Branchless Banking Forum (Nov 2013).

World Education

Project Manager (Good Return Social Enterprise establishment)

February 2007 - September 2009 (2 years 8 months)

Sydney

Responsible for the design and establishment of a new social enterprise and unique business model (Good Return) for World Education Australia.

Amblique

Co-Founder and Director

1999 - 2009 (10 years)

Various roles.

Youth Challenge International

Team Leader - Vanuatu

December 2006 - February 2007 (3 months)

Qantas

Graduate

January 2006 - November 2006 (11 months)

United Nations Information Centre Australia

Intern

February 2005 - April 2005 (3 months)

Assisted in promotion of International Year of Microcredit

Education

University of Sydney

MA Inst, International Studies · (2005 - 2006)

Harvard Business School

Core: Credential of Readiness · (2015 - 2015)

Boulder Institute of Microfinance 2008

· (2008 - 2008)

Australian Catholic University

B Bus, Business (HR) · (2000 - 2002)